Exhibit 99.2

[date], 2022

HUNTON ANDREWS KURTH LLP

To the Persons Listed on the Attached Schedule I

Re:	Federal Constitutional Law Issues related to DTE Electric Company Securitization Bonds

Ladies and Gentlemen:

We have served as counsel to DTE Electric Company (“DTE Electric”), a Michigan public utility, in connection with the issuance and sale on the date hereof by DTE Electric Securitization Funding I LLC, a special purpose Delaware limited liability company (the “Issuer”), of $ [XXX] aggregate principal amount of the Issuer’s Senior Secured Securitization Bonds (the “Bonds”), which are more fully described in the Registration Statement on Form SF-1 (File No. 333-261612 and 333-261612-01) filed on December 13, 2021 , as amended by Amendment No. 1 thereto filed on [date], [as further amended by Amendment No. 2 thereto filed on [date],] by DTE Electric & the Issuer with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Registration Statement”) and the prospectus therein (the “Prospectus”). The Bonds are being sold pursuant to the provisions of the Underwriting Agreement dated [date], 2022 (the “Underwriting Agreement”) between DTE Electric, the Issuer, and underwriters named in Schedule I to the Underwriting Agreement. The Bonds are being issued under the provisions of the Indenture dated as of the date hereof (the “Indenture”) between the Issuer and The Bank of New York Mellon, as indenture trustee (the “Indenture Trustee”) and account bank and securities intermediary. According to the Indenture, the Indenture Trustee holds the securitization property described below (the “Securitization Property”) as collateral security for the payment of the Bonds.

In 2000, the Michigan legislature enacted Public Act 142 of 2000 (the “Statute”), which amended Public Act 3 of 1939, codified as Section 460.10 et seq. of the Michigan Compiled Laws. The Statute allows the recovery of qualified costs by certain electric utilities through the issuance of securitization bonds. The Statute establishes a process to obtain a financing order under which the Michigan Public Service Commission (“MPSC”) is allowed to authorize an electric utility (or its successors) to impose on its customers an irrevocable, nonbypassable, securitization charge to fully recover qualified costs. The amount and terms for collections of these securitization charges are governed by one or more financing orders issued to an electric utility by the MPSC. The Statute permits an electric utility to transfer its rights and interests under a financing order, including the right to impose, collect and receive securitization charges, to a special purpose entity formed by the electric utility to issue securitization bonds secured by the right to receive revenues arising from the securitization charges. The electric utility’s right to impose, collect, receive and adjust the securitization charges, and all revenue, collections, payments, money and proceeds arising out of the rights and interests created under the financing order, upon transfer to the issuing entity, constitute securitization property.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON

LOS ANGELES MIAMI NEW YORK NORFOLK RICHMOND SAN FRANCISCO THE WOODLANDS TOKYO TYSONS WASHINGTON, DC

www.HuntonAK.com

[date], 2022

The State of Michigan has pledged to the bondholders that it will not:

•	take or permit any action that would impair the value of Securitization Property; or

•

reduce or alter, except as allowed under the true-up mechanism in the statute, or impair the Securitization Charges to be imposed, collected, and remitted to financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related securitization bonds have been paid and performed in full.[1]

This pledge is referred to as the State Pledge.

On March 26, 2021, DTE Electric filed with the MPSC an application (the “Application”) for a financing order pursuant to the Statute in MPSC Docket No. U-21015. In its Application, DTE Electric requested that it be given the authority, among other things, to recover, through the issuance of securitization bonds, up to $184 million in qualified costs associated with the closure of its River Rouge generation plant and with its tree trimming surge program. Under its Application, DTE Electric alone was proposed to be the sole Sponsor and Seller into securitization. On June 23, 2021, the MPSC issued the financing order (the “Financing Order”), which became effective on June 23, 2021, and created the Securitization Property. Under the Financing Order, DTE Electric was given the authority, among other things, to recover, through the issuance of securitization bonds, up to $235.8 million in qualified costs, consisting of $73.2 million of River Rouge costs, $156.9 million of tree trim costs and $5.7 million of initial other qualified costs.

The Statute allows a party to appeal the Financing Order to the Michigan Court of Appeals within 30 days after the Financing Order is issued. No party has appealed within the 30-day appeal period.

DTE Electric unconditionally accepted all conditions and limitations requested by the Financing Order in a letter dated September 1, 2021 from DTE Electric to the MPSC. As of July 23, 2021, the Financing Order was final and not subject to appeal. In the Financing Order, the MPSC affirmed that it shall not reduce, impair, postpone, terminate or otherwise adjust the securitization charges (the “Securitization Charges”) approved in the Financing Order or impair the Securitization Property or the collection of Securitization Charges or the recovery of the

[1]	MICH. COMP. LAWS § 460.10n(2).

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qualified costs and ongoing other qualified costs and that it will act pursuant to the Financing Order to ensure that the expected Securitization Charges are sufficient to pay on a timely basis scheduled principal of and interest on the Bonds issued pursuant to the Financing Order and the ongoing other qualified costs in connection with the Bonds. Pursuant to the provisions of the Statute and, by its terms, the Financing Order, the Securitization Charges authorized by the Financing Order are irrevocable and not subject to reduction, impairment or adjustment by further action of the MPSC, except by use of the true-up adjustment procedures approved in the Financing Order.

On the date hereof and simultaneous with the issuance of the Bonds, the Securitization Property was sold and assigned to the Issuer in accordance with the provisions of the [date], 2022, Securitization Property Purchase and Sale Agreement between DTE Electric and the Issuer in consideration for the payment by the Issuer.

QUESTIONS PRESENTED

You have requested our reasoned opinion with respect to the following questions presented under the U.S. Constitution:

(A)(i) Whether the holders of the Bonds (the “Bondholders”), by virtue of the State Pledge, could successfully challenge under Article I, Section 10 of the United States Constitution (the “Federal Contract Clause”), the constitutionality of any legislative action of the State of Michigan (the “State”), whether by legislation or voter initiative, that becomes law (“Legislative Action”) that limits, alters, impairs, or reduces the value of the Securitization Property or the Securitization Charges so as to impair (a) the terms of the Indenture or the Bonds or (b) the rights and remedies of the Bondholders (or the Indenture Trustee acting on their behalf) before the Bonds are fully paid and discharged;2

(ii) Whether preliminary injunctive relief would be available under federal law to delay implementation of Legislative Action that results in an Impairment pending final adjudication of a claim challenging such Legislative Action in federal court and, assuming a favorable final adjudication of such claim, whether permanent injunctive relief would be available to enjoin the implementation of the challenged Legislative Action; and

(B) Whether, under the Takings Clause of the Fifth Amendment to the United States Constitution (the “Federal Takings Clause”), the State could repeal or amend the Statute or take any other action in contravention of the State Pledge without paying just compensation to the Bondholders, as determined by a court of competent jurisdiction, if taking such action in

[2]	Any impairment described in clause (a) or (b) is referred to herein as an “Impairment.”

[date], 2022

contravention of the State Pledge (a) constituted a permanent appropriation of a substantial property interest of the Bondholders in the Securitization Property or denied all economically productive use of the Securitization Property; (b) destroyed the Securitization Property other than in response to emergency conditions; or (c) substantially reduced, altered, or impaired the value of the Securitization Property so as to unduly interfere with the reasonable expectations of the Bondholders arising from their investments in the Bonds (a “Taking”).

OPINIONS

Based on our review of the relevant judicial authority, and subject to the qualifications, limitations, and assumptions set forth in this letter (including the assumption that any Impairment would be “substantial”), it is our opinion that a reviewing court of competent jurisdiction, in a properly prepared and presented case:

(1)

would conclude, with respect to the questions presented above in (A)(i), that the State Pledge constitutes a contractual relationship between the Bondholders and the State and that, absent a demonstration by the State that an Impairment is necessary to further a significant and legitimate public purpose, the Bondholders (or the Indenture Trustee acting on their behalf) could successfully challenge under the Federal Contract Clause the constitutionality of any Legislative Action determined by such court to cause an Impairment before the Bonds are fully paid and discharged;

(2)

would conclude, with respect to the question presented above in (A)(ii), that sound and substantial arguments support the granting of preliminary injunctive relief and that permanent injunctive relief is available under federal law to prevent implementation of Legislative Action hereafter taken and determined by such court to cause an Impairment in violation of the Federal Contract Clause; and

(3)

would conclude, with respect to the questions presented above in (B), that under the Federal Takings Clause, the State is required to pay just compensation to the Bondholders if the State’s repeal or amendment of the Statute or taking of any other action in contravention of the State Pledge constituted a Taking.

We note that this letter is limited to the laws of the United States of America. Our opinions are based on our evaluation of existing precedent and arguments related to the factual circumstances likely to exist at the time of a challenge to Legislative Action (or other State action) based on the Federal Contract Clause or Takings Clause. Such precedent and such

[date], 2022

circumstances could change materially from those discussed below. Accordingly, the opinions herein are intended to express our belief as to the result that should be obtainable through the proper application of existing judicial decisions in a properly prepared and presented case. None of the foregoing opinions is intended to be a guaranty as to what a particular court would hold; rather, each such opinion is an expression as to the decision a court ought to reach if the issue were properly prepared and presented and the court followed what we believe to be the applicable legal principles under existing precedent.

In addition, we are not aware of any reported controlling precedent that is directly on point with respect to the questions presented above. Thus, our analysis is a reasoned application of judicial decisions involving similar or analogous circumstances. Moreover, the application of equitable principles (including the issuance of injunctive relief) is subject to the discretion of the court asked to apply them. We cannot predict the facts and circumstances that will be present in the future and may be relevant to the exercise of such discretion. As a result, there can be no assurance that a court will follow our reasoning or reach the conclusions that we believe are supported by current precedent. The recipients of this letter should assess these considerations in analyzing the risks associated with the subject transaction.

DISCUSSION

I.	THE FEDERAL CONTRACT CLAUSE

The Federal Contract Clause provides that “[n]o State shall . . . pass any . . . Law impairing the Obligation of Contracts.”3 The United States Supreme Court has long instructed that this language serves “to encourage trade and credit by promoting confidence in the stability of contractual obligations.”4 Accordingly, “the [Federal] Contract Clause limits the power of the States to modify their own contracts as well as to regulate those between private parties.”5 While on its face the Federal Contract Clause appears to proscribe any law impairing the obligation of contracts, the Supreme Court has made clear that the Clause’s proscription “is not an absolute one and is not to be read with literal exactness like a mathematical formula.’”6

[3]	U.S. Const. art. I, § 10.
[4]	U.S. Trust Co. v. New Jersey, 431 U.S. 1, 15 (1977).
[5]	Id. at 17.
[6]

Id. at 21 (internal quotation marks omitted); see also Energy Reserves Grp., Inc. v. Kan. Power & Light Co., 459 U.S. 400, 410 (1983) (“Although the language of the Federal Contract Clause is facially absolute, its prohibition must be accommodated to the inherent police power of the State ‘to safeguard the vital interests of its people.’”) (quoting Home Bldg. & Loan Ass’n v. Blaisdell, 290 U.S. 398, 434 (1934)).

[date], 2022

Instead, the Supreme Court applies a three-part test to determine whether a legislative action violates the Federal Contract Clause:

(1)	whether the legislative action operates as a substantial impairment of a contractual relationship;

(2)	assuming such an impairment, whether the legislative action is justified by a significant and legitimate public purpose; and

(3)	whether the adjustment of the rights and responsibilities of the contracting parties is reasonable and appropriate given the public purpose behind the legislative action.[7]

In addition, in cases involving a contract with a state, there is an additional step known as the “reserved powers doctrine.” That doctrine requires a reviewing court to ask whether a state has “surrender[ed] an essential attribute of its sovereignty,” which the state is not permitted to do.8

The following subparts address: (1) whether a contract exists between the State and the Bondholders; (2) if so, whether that contract violates the “reserved powers” doctrine; and (3) the State’s burden in justifying an Impairment. The determination of whether a Legislative Action constitutes a substantial impairment of a particular contract is a fact-specific analysis, and nothing in this letter expresses an opinion as to how a court of competent jurisdiction would resolve that issue with respect to the Financing Order, the Securitization Property, or the Bonds. Therefore, we assume for purposes of this letter that any Impairment resulting from a challenged Legislative Action would be substantial under the Federal Contract Clause.

A. The Existence of a Contractual Relationship

The law is clear that a contractual relationship may, in certain circumstances, arise from a legislative enactment. Courts have recognized, however, a general presumption that “absent some clear indication that [a] legislature intends to bind itself contractually, . . . ‘a law is not intended to create private contractual or vested rights but merely declares a policy to be pursued until the legislature shall ordain otherwise.’”9 That presumption arises from the principle that a legislature’s primary function “is not to make contracts, but to make laws that establish the policy of the state.”10

[7]	Energy Reserves, 459 U.S. at 411–13; see also, e.g., Kaminski v. Coulter, 865 F.3d 339, 344-45 (6th Cir. 2017).
[8]	U.S. Trust, 431 U.S. at 23.
[9]	Nat’l R.R. Passenger Corp. v. Atchison, Topeka & Santa Fe Ry. Co., 470 U.S. 451, 465–66 (1985) (quoting Dodge v. Bd. of Education, 302 U.S. 74, 79 (1937)).
[10]	Id. at 466 (citing Ind. ex. Rel. Anderson v. Brand, 303 U.S. 95, 104–05 (1938)).

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The general presumption against a contractual relationship may be overcome where the language of the statute at issue indicates an intent to create contractual rights. To determine whether a contract has been created by a statute, courts have explained, “it is of first importance to examine the language of the statute.”11 On this score, the United States Supreme Court has held that a statute creates a contractual relationship between a state and private parties if the statute contains adequate language of contractual undertaking.12 According to the Court, a statutory contract is created “when the language and circumstances evince a legislative intent to create private rights of a contractual nature enforceable against the State.”13

Several Supreme Court decisions support the conclusion that the State Pledge creates a contractual relationship between the State and the Bondholders. For example, in U.S. Trust, the Supreme Court affirmed the trial court’s uncontested finding that a statutory covenant between two states that benefitted the holders of certain bonds gave rise to a contractual obligation between the states and those bondholders.14 The covenant at issue limited the ability of the Port Authorities of New York and New Jersey to subsidize rail-passenger transportation with revenues and reserves pledged as security for various bonds. In finding the presence of a contract between the states and the bondholders, the Court emphasized that “[t]he intent to make a contract is clear from the statutory language: ‘The 2 States covenant and agree with each other and with the holders of any affected bonds.’”15

[11]	Dodge, 302 U.S. at 78.
[12]	See Brand, 303 U.S. at 104–05 (noting that “the cardinal inquiry is as to the terms of the statute supposed to create such a contract”); U.S. Trust, 431 U.S. at 17–18, 18 n.14.
[13]	U.S. Trust, 431 U.S. at 18 n.14; see also Puckett v. Lexington-Fayette Urb. Cnty. Gov’t, 833 F.3d 590, 600 (6th Cir. 2016).
[14]	U.S. Trust, 431 U.S. at 17–18.
[15]	Id. at 18 (quoting 1962 N.J. LAWS, c. 8, § 6; 1962 N.Y. LAWS, c. 209, § 6).

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Similarly, in Brand, the Supreme Court held that the Indiana Teachers’ Tenure Act formed a contract between the state and specified teachers because the statutory language showed a clear contractual intent. Specifically, the Court based its decision on the legislature’s repeated and intentional use of the word “contract” throughout the statute to describe the legal relationship between the state and the impacted teachers.16 “The title of the act,” too, was “couched in terms of contract,” and “[t]he tenor of the act indicate[d] that the word ‘contract’ was not used inadvertently or in other than its usual legal meaning.”17

Like the language of the covenants considered in U.S. Trust and Brand, the language of the State Pledge manifests the Michigan legislature’s intent to bind the State. In particular, the State Pledge provides, in pertinent part, that “state pledges, for the benefit and protection of the financing parties and the electric utility, that it will not take or permit any action that would impair the value of securitization property, reduce or alter, except as allowed under [MICH. COMP. LAWS § 460.10k(3)], or impair the securitization charges to be imposed, collected, and remitted to financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related securitization bonds have been paid and performed in full.”18 Similar to the terms “covenant” and “agree” quoted in U.S. Trust, and the word “contract” in Brand, the term “pledge” evinces a desire to create private rights of a contractual nature enforceable against the State. And “[t]he tenor” of the State Pledge, as in Brand, indicates that those words were “not used inadvertently or in other than [their] usual legal meaning.”19 Also consistent with the language at issue in U.S. Trust, the State Pledge names the beneficiaries of the State’s pledge.20 Finally, it bears mention that the

[16]

Brand, 303 U.S. at 105. That said, the mere use of the word “contract,” without more, will not necessarily establish the requisite contractual intent. See Nat’l R.R., 470 U.S. at 470. Indeed, in National Railroad, the Court found that the use of the word “contract” in the Rail Passenger Service Act defined only the relationship between the newly created nongovernmental corporation Amtrak and the railroads, not a contractual relationship between the United States and the railroads. The Court made clear that “[l]egislation outlining the terms on which private parties may execute contracts does not on its own constitute a statutory contract.” Id. at 467.

[17]	Brand, 303 U.S. at 105.
[18]	MICH. COMP. LAWS § 460.10n(2).
[19]	Brand, 303 U.S. at 105.
[20]	MICH. COMP. LAWS § 460.10n(2) (“The state pledges, for the benefit and protection of the financing parties and the electric utility. . . .”) (emphasis added).

[date], 2022

State authorized an issuer of securitization bonds to include the State Pledge in contracts with the holders of securitization bonds (such as the Bondholders).21 On this record, there is ample evidence to overcome the general presumption against statutory contracts and to conclude that the State Pledge creates a contractual relationship between the State and the Bondholders under the Federal Contract Clause. Perhaps equally important, we are unaware of any circumstances surrounding the enactment of the Statute suggesting that the Michigan legislature did not intend to bind contractually the State through the State Pledge.

B.	The Reserved Powers Doctrine

As noted, the reserved powers doctrine limits the State’s ability to contract away an essential attribute of its sovereignty.22 According to this doctrine, if a contract purports to capitulate a state’s “reserved powers,” such a contract is void as a matter of law. Although the scope of the reserved powers doctrine has not been precisely defined by courts, Supreme Court case law has established that a state cannot enter into contracts that forbid the exercise of the state’s police powers or the state’s power of eminent domain.23 On the other hand, the Court has made clear that a state’s “power to enter into effective financial contracts cannot be questioned,” and promises that are “purely financial” do not necessarily compromise a state’s reserved powers.24

In our view, the State Pledge does not purport to surrender any reserved powers of the State. Although the State’s commitment not to “take or permit any action that would impair the value of securitization property, reduce or alter . . . or impair the securitization charges to be imposed, collected, and remitted to financing parties” is arguably broader than the commitment in U.S. Trust that revenues and reserves securing bonds would not be depleted beyond a certain level,25 the State Pledge does not purport to contract away or forbid the future exercise of the State’s power of eminent domain or police power to protect public health and

[21]	Id. (“Any party issuing securitization bonds is authorized to include this pledge in any documentation relating to those bonds.”).
[22]	U.S. Trust, 431 U.S. at 23.
[23]	Id. at 23–24, 24 nn.20–21 (citing Stone v. Mississippi, 101 U.S. 814, 817 (1880); W. River Bridge Co. v. Dix, 47 U.S. 507, 525–26 (1848)).
[24]

Id. at 24; see also Cont’l Ill. Nat’l Bank & Trust Co. v. Washington, 696 F.2d 692, 699 (9th Cir. 1983) (“Thus, insofar as the purely financial aspects of the agreement are concerned, reservations are not to be lightly inferred.”).

[25]	MICH. COMP. LAWS § 460.10n(2); U.S. Trust, 431 U.S. at 25.

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safety. Through “financing order[s]” (like the Financing Order), the State will authorize electric utilities to issue “securitization bonds” (such as the Bonds) and pledges not to impair the value of the “securitization property” (i.e., the Securitization Property) securing such instruments. In other words, the State Pledge constitutes an agreement made by the State not to impair the financial security for the Bonds to foster the capital markets’ acceptance of such bonds, which are expressly authorized and will be issued to facilitate the recovery of qualified costs associated with the closure of DTE Electric’s River Rouge generation plant and with its tree trimming surge program. As such, we believe that the State Pledge is akin to the “financial contract” involved in U.S. Trust, and therefore would not be viewed as an impermissible surrender of an essential attribute of state sovereignty.

C.	The State’s Burden to Justify an Impairment

To survive scrutiny under the Federal Contract Clause, a substantial impairment by a state of a statutory contract can be justified only with “a significant and legitimate public purpose . . . such as the remedying of a broad and general social or economic problem.”26 In addition, the state must show that its action causing a substantial impairment is “reasonable and necessary to serve” such a public purpose. Admittedly, this analysis is case- and fact-specific, but the contours of the analysis are illustrated by several decisions of the United States Supreme Court.

For instance, in Home Building & Loan Association v. Blaisdell—“the leading case in the modern area of [Federal] Contract Clause interpretation”27—the Court assessed a challenge to a Minnesota law that, in response to economic conditions caused by the Great Depression: (1) authorized county courts to extend the period of redemption from foreclosure sales on mortgages “for such additional time as the court may deem just and equitable,” subject to certain limitations; and (2) regulated actions for deficiency judgments.28 In upholding the Minnesota law, the Court relied on the following factors: (1) an economic emergency threatened the loss of homes and land that provided state residents with necessary shelter and means of subsistence; (2) the law was not enacted for the benefit of specific individuals but for the protection of a broad interest of society; (3) the relief provided by the law was appropriately tailored to the emergency and could only be granted in reasonable conditions; (4) the conditions on which the law extended the period of redemption were not unreasonable; and (5) the law was temporary in operation and limited to the emergency on which it was based.

[26]	Energy Reserves, 459 U.S. at 411–12 (citation omitted).
[27]	U.S. Trust, 431 U.S. at 25.
[28]	290 U.S. 398, 415–18 (1934).

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During the same term, the Supreme Court qualified its decision in Blaisdell, emphasizing the importance of the last factor analyzed—i.e., “the temporary and conditional relief which the legislation granted.” W.B. Worthen Co. v. Thomas.29 In Worthen v. Thomas, the Court addressed a challenge to an Arkansas law providing that money paid to any Arkansas resident as the insured or beneficiary designated under an insurance policy would be exempt from liability or seizure under judicial process.30 The Court struck down the Arkansas law under the Federal Contract Clause, and in so doing noted that the Arkansas law was not a temporary emergency measure like the Minnesota law at issue in Blaisdell. Two other contemporaneous opinions issued by the Supreme Court vacated laws passed in response to the economic emergency created by the Great Depression, thereby reinforcing the notion that, to be justified, an impairment must be the result of a reasonable, necessary, and tailored response to a broad and significant public concern.31

Relatedly, the deference that courts give to a legislature’s determination of the need for an impairment has turned on whether the contract at issue is a private one or whether the state is a contracting party. In fact, any deference, the Supreme Court has instructed, to legislative judgment as to the necessity and reasonableness of a particular action, “is not appropriate” when the state is a party to the contract at issue.32 In that circumstance, a “stricter standard”33 should apply, for as the Court in Energy Reserves pointed out, “[i]n almost every case, the Court has held a governmental unit to its contractual obligations when it enters financial or other markets.”34 The Sixth Circuit, too, has held that “when the state itself is a party to a contract,

‘complete deference to a legislative assessment of reasonableness and necessity is not appropriate because the State’s self-interest is at stake.’”35

[29]	292 U.S. 426, 434 (1934).
[30]	Id. at 429–30.
[31]	See Treigle v. Acme Homestead Ass’n, 297 U.S. 189 (1936); W.B. Worthen Co. v. Kavanaugh, 295 U.S. 56 (1935).
[32]	U.S. Trust, 431 U.S. at 25–26.
[33]

See Apartment Ass’n of Los Angeles Cnty., Inc. v. City of Los Angeles, 10 F.4th 905, 913 (9th Cir. 2021) (“A heightened level of judicial scrutiny is appropriate when the government is a contracting party.”).

[34]	459 U.S. at 412–13 n.14.
[35]	Puckett, 833 F.3d at 599; see also Mascio v. Pub. Emps. Ret. Sys. of Ohio, 160 F.3d 310, 314 (6th Cir. 1998).

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The leading case involving the impairment of contracts to which the state is a party is U.S. Trust. There, two states agreed not to deplete the revenues and reserves securing certain bonds below a specified level. The states thereafter repealed that promise, justifying the repeal with the purported need to finance new mass transit projects in order to promote and encourage additional use of public transportation in light of energy shortages and environmental concerns.36 The Court ruled that the states’ action was invalid under the Federal Contract Clause because repeal of the covenant was “neither necessary to achievement of the plan nor reasonable in light of the circumstances.”37 The Court further stated that a modification less drastic than total repeal would have permitted the states to achieve their plan to improve commuter rail service, and, in fact, the states could have achieved that goal without modifying the covenant at all. For example, the states could have “discourage[d] automobile use through taxes on gasoline or parking, . . . and use[d] the revenues to subsidize mass transit projects.”38

Moreover, the Court contrasted the legislation under consideration with the statute challenged in City of El Paso v. Simmons, which limited to five years the reinstatement rights of defaulting purchasers of land from the state.39 For many years prior to the enactment of that statute, defaulting purchasers were allowed to reinstate their claims upon written request and payment of delinquent interest unless the rights of third parties had intervened. In U.S. Trust, the Court opined that this older statute “had effects that were unforeseen and unintended by the legislature when originally adopted” in that “speculators were placed in a position to obtain windfall benefits.”40 Thus, according to the Court, the state’s adoption of a statute of limitations was reasonable to restrict parties to gains expected from the contract when the original statute was adopted. By comparison, the need for mass transportation in New York and New Jersey was not a new development and the likelihood that publicly owned commuter railroads would produce substantial deficits was well known when the states adopted the covenant.41

[36]	431 U.S. at 28–29.
[37]	Id. at 29.
[38]	Id. at 30 n.29.
[39]	379 U.S. 497 (1965).
[40]	U.S. Trust, 431 U.S. at 31.
[41]	Id. at 31–32.

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The U.S. Trust Court also distinguished its prior holding in Faitoute Iron & Steel Co. v. City of Asbury Park,42 which was, at that point, the “only time in th[e 20th] century that alteration of a municipal bond contract ha[d] been sustained.”43 Faitoute involved a state municipal reorganization act under which bankrupt local governments could be placed in receivership by a state agency. The holders of certain municipal revenue bonds received new securities bearing lower interest rates and later maturities. As recounted in U.S. Trust, the Faitoute Court rejected the bondholders’ Federal Contract Clause claims on the ground that the “old bonds represented only theoretical rights; as a practical matter the city could not raise its taxes enough to pay off its creditors under the old contract terms,” and thus the plan “enabled the city to meet its financial obligations more effectively.”44 U.S. Trust explained that the obligation in Faitoute was “discharged, not impaired” by the plan.45

At bottom, then, the case law demonstrates that the State bears a substantial burden in attempting to justify a significant impairment of a contract to which it is a party. As the Supreme Court put it, “[i]n almost every case, the Court has held a governmental unit to its contractual obligations when it enters financial or other markets.”46 That is because a state action that impairs contracts to which it is a party must further a significant, legitimate, and broad public purpose. And that public purpose must be served by a reasonable, necessary, and carefully tailored measure, since “a State is not free to impose a drastic impairment when an evident and more moderate course would service its purposes equally well.”47

[42]	316 U.S. 502 (1942).
[43]	U.S. Trust, 431 U.S. at 27.
[44]	Id. at 28.
[45]	Id.
[46]	Energy Reserves, 459 U.S. at 412 n.14 (citing U.S. Trust, 431 U.S. at 25–28); see also, e.g., Kavanaugh, 295 U.S. 56; Murray v. Charleston, 96 U.S. 432 (1877).
[47]	U.S. Trust, 431 U.S. at 31.

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Subject to the qualifications, limitations, and assumptions set forth in this letter, it is our opinion that a reviewing court of competent jurisdiction, in a properly prepared and presented case, would conclude that the State Pledge constitutes a contractual relationship between the Bondholders and the State. We are also of the view that, absent a demonstration by the State that an Impairment is necessary to further a significant and legitimate public purpose, the Bondholders (or the Indenture Trustee acting on their behalf) could successfully challenge under the Federal Contract Clause the constitutionality of any Legislative Action determined by such court to limit, alter, impair, or reduce the value of the Securitization Property or the Securitization Charges so as to cause an Impairment before the Bonds are fully paid and discharged.

II.	INJUNCTIVE RELIEF

In a challenge to Legislative Action under the Federal Contract Clause, we expect that a plaintiff would seek, among other potential remedies, an injunction preventing state officials from enforcing the provisions of such Legislative Action.48 A preliminary injunction would serve to delay the implementation of the Legislative Action pending the final resolution of the Contract Clause challenge, whereas a permanent injunction would prevent any future implementation of the Legislative Action once the court has resolved the merits of the litigation.

A.	The Availability of Preliminary Injunctive Relief in Federal Court

A federal court balances the following equitable factors in deciding whether to grant preliminary injunctive relief: (1) whether the party seeking an injunction is likely to succeed on the merits; (2) whether the party is likely to suffer irreparable harm in the absence of injunctive relief; (3) whether the balance of equities tips in favor of the party seeking the injunction; and (4) whether an injunction is in the public interest.49 The decision to grant or deny a preliminary injunction is committed to the sound discretion of a federal district court, and the court’s exercise of that discretion is reviewed on appeal under the deferential “abuse of discretion” standard.50

[48]

Notably, if a plaintiff also sought money damages in federal court, the state defendant(s) could claim immunity. Sovereign immunity generally bars federal courts from granting money damages against the State, unless the State waived that immunity. WCI, Inc. v. Ohio Dep’t of Pub. Safety, 18 F.4th 509, 513 (6th Cir. 2021) (“State governments are immune from suits for money damages absent consent. . . . Therefore, to the extent WCI seeks monetary relief based on alleged violations of its constitutional rights, sovereign immunity bars the claims.”); see also id. (“The Eleventh Amendment removes from federal jurisdiction ‘any suit in law or equity, commenced or prosecuted against one of the United States by Citizens of another State[.]’”).

[49]

See, e.g., Winter v. Nat. Res. Def. Council, Inc., 555 U.S. 7, 20 (2008); Online Merchants Guild v. Cameron, 995 F.3d 540, 546-47 (6th Cir. 2021); RECO Equip., Inc. v. Jeffrey S. Wilson, No. 20-4312, 2021 WL 5013816, at *2 (6th Cir. Oct. 28, 2021) (“Although we balance these factors, the movant must show at least some likelihood of success on the merits and that it likely will suffer irreparable harm absent the injunction.”) (citing D.T. v. Sumner Cnty. Schs., 942 F.3d 324, 326–27 (6th Cir. 2019); S. Glazer’s Distribs. of Ohio, L.L.C. v. Great Lakes Brewing Co., 860 F.3d 844, 849 (6th Cir. 2017)).

[50]	Online Merchants Guild, 995 F.3d at 546.

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Success on the Merits. For purposes of this opinion, and consistent with the assumptions above, we assume that a reviewing court would find a strong likelihood of success on the merits, i.e., that the Legislative Action is likely an Impairment. Thus, we examine only the three remaining elements of the standard for a preliminary injunction.

Irreparable Harm. In evaluating the irreparable harm prong on a request for a preliminary injunction, federal courts evaluate whether (1) there is a sufficient causal connection between the alleged injury and the conduct sought to be enjoined;51 (2) irreparable injury is likely in the absence of an injunction;52 (3) the threat of harm to the plaintiff is immediate;53 and (4) litigation can offer monetary compensation instead, i.e., an availability of an alternative remedy.54

Causation. To obtain a preliminary injunction, Bondholders would have to prove that enforcement of the Legislative Action caused harm to them, such as loss of expected payments or loss of bond value. Because an Impairment, by definition, is Legislative Action that operates to the detriment of Bondholders, we believe that Bondholders would be able to show causation.

[51]	See, e.g., Perfect 10, Inc. v. Google, Inc., 653 F.3d 976, 982 (9th Cir. 2011); Malibu Boats, LLC v. Nautique Boat Co., 997 F. Supp. 2d 866, 885 (E.D. Tenn. 2014).
[52]	See Winter, 555 U.S. at 22.
[53]	See, e.g., D.T., 942 F.3d at 326.
[54]

See Sampson v. Murray, 415 U.S. 61, 90 (1974); see also, e.g., Babler v. Fuhey, 618 F.3d 514, 523–24 (6th Cir. 2010) (“Mere injuries, however substantial in terms of money, time and energy necessarily expended in the absence of a [preliminary injunction], are not enough. The possibility that adequate compensatory or other corrective relief will be available at a later date, in the ordinary course of litigation, weighs heavily against a claim of irreparable harm.”).

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Likelihood of Injury. Bondholders would also have to prove that their harm is likely in the absence of an injunction. Again, however, the presence of likely harm is what makes the Legislative Action an Impairment in the first place. Thus, we assume here that Bondholders could prove likely harm without an injunction.

Immediacy. If scheduled payments are disrupted or bond values are depressed by Legislative Action before a trial on the merits, then the Bondholders can prove immediate harm. If, however, a trial on the merits could take place before such harm occurs, then the harm may not be immediate enough to support a preliminary injunction.55

Alternative Remedies. Unless the State waives immunity, the Eleventh Amendment bars federal courts from granting money damages against the State. Thus, absent such a waiver, money damages would be unavailable to redress the harm to the Bondholders from the Legislative Action. Moreover, where a “constitutional violation is established,” for instance a violation of the Federal Contract Clause, “usually no further showing of irreparable injury is necessary” to obtain a preliminary injunction.56

Balance of Equities. In deciding whether to grant a preliminary injunction request, courts typically identify the harm that a preliminary injunction might cause the defendant, and weigh that harm against the plaintiff’s threatened injury.57 Here, a court will likely consider the balance of harm in the “public interest” step of the analysis because the balance of equities and the public interest often merge when the government is the party opposing the request for a preliminary injunction.58

[55]	See, e.g., Roland Mach. Co. v. Dresser Indus., Inc., 749 F.2d 380, 386 (7th Cir. 1984).
[56]	11A Charles Alan Wright, Arthur R. Miller & Edward H. Cooper, FEDERAL PRACTICE AND PROCEDURE § 2944, at 94 (2d ed. 1995) (citing cases).
[57]	See Winter, 555 U.S. at 24.
[58]	See Nken v. Holder, 556 U.S. 418, 435 (2009).

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Public Interest. In assessing the last element of a preliminary injunction, courts “pay particular regard for the public consequences in employing the extraordinary remedy of injunction.”59 In fact, “[a]ny time a State is enjoined by a court from effectuating statutes enacted by representatives of its people, it suffers a form of irreparable injury.”60 But the law is also clear that there is no “blanket presumption in favor of the government in all preliminary injunction cases.”61 And importantly, the government has no interest in enforcing unconstitutional laws,62 and courts have instructed that financial concerns are not a paramount public interest.63 Thus, if a court determines that the Bondholders have established a substantial likelihood that a Legislative Action is unconstitutional under the Contract Clause—and, for the reasons explained above, we believe they can—then the “public interest” factor will counsel in favor of an injunction.

Based on the foregoing, the Bondholders likely could satisfy the standards for preliminary injunctive relief to prevent an unconstitutional Impairment, although much will depend on the particulars of the Legislative Action.

B.	The Availability of Permanent Injunctive Relief in Federal Court

[59]

Winter, 555 U.S. at 24; see also Salazar v. Buono, 559 U.S. 700, 714 (2010); see also Charter Twp. of Huron, Mich. v. Richards, 997 F.2d 1168, 1175 (6th Cir. 1993) (“Before resorting to this extraordinary remedy, a court must balance the interests of the parties giving particular attention to the public consequences of a decree.”).

[60]	Maryland v. King, 567 U.S. 1301, 1303 (2012) (internal quotation marks omitted).
[61]	Rodriguez v. Robbins, 715 F.3d 1127, 1145–46 (9th Cir. 2013).
[62]

See Planned Parenthood Ass’n of Cincinnati, Inc. v. City of Cincinnati, 822 F.2d 1390, 1400 (6th Cir. 1987) (finding that the public’s interest is “in the prevention of enforcement of ordinances which may be unconstitutional”); KH Outdoor, LLC v. City of Trussville, 458 F.3d 1261, 1272 (11th Cir. 2006); N.Y. Progress & Prot. PAC v. Walsh, 733 F.3d 483, 488 (2nd Cir. 2013).

[63]

See, e.g., Washington v. Reno, 35 F.3d 1093, 1103 (6th Cir. 1994) (“[E]ntry of a limited injunction to prevent the use of [public] monies to finance the security functions of the federal penal institutions will not in any way harm the public interest. Although forcing the Bureau of Prisons to fund security monitoring of telephone calls through proper appropriations channels may result in a greater drain on the government’s finances, the responsibility for such security features does in fact rest with the government. Moreover, the relatively minor increase in Congressional appropriations necessary to replace the monies improperly diverted from the Commissary Fund does not outweigh the greater public interest in having governmental agencies abide by the federal laws that govern their existence and operations.”).

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The requirements for a permanent injunction are more or less the same as those for a preliminary injunction. As noted above, the only meaningful difference is that, to obtain a permanent injunction, the Bondholders must show actual success on the merits, i.e., prevailing at trial.64 Because we expect that the Bondholders could obtain a preliminary injunction (subject to the caveats described above), we also expect that they could obtain a permanent injunction after succeeding at trial.

III.	THE FEDERAL TAKINGS CLAUSE

The Federal Takings Clause provides that private property shall not “be taken for public use, without just compensation.” The Federal Takings Clause is applicable to state action via the Fourteenth Amendment,65 and the Clause covers both tangible and intangible property.66 Rights under contracts can be property for purposes of the Federal Takings Clause,67 but legislation that “disregards or destroys” contract rights does not always constitute a taking.68 Where intangible property is at issue, state law will determine whether a property right exists. And if a court determines that an intangible asset is property, the court will then consider whether the owner of that property interest had a “reasonable investment-backed expectation” that the property right would be protected.69

[64]	See eBay Inc. v. MercExchange, L.L.C., 547 U.S. 388, 391 (2006).
[65]	See Webb’s Fabulous Pharmacies, Inc. v. Beckwith, 449 U.S. 155, 160 (1980).
[66]	See Ruckelshaus v. Monsanto Co., 467 U.S. 986, 1003 (1984).
[67]	See Lynch v. United States, 292 U.S. 571, 577 (1934).
[68]	See Connolly v. Pension Benefit Guar. Corp., 475 U.S. 211, 224 (1986).
[69]	PruneYard Shopping Ctr. v. Robins, 447 U.S. 74, 83 (1980); see also 2 Ronald D. Rotunda & John E. Nowak, TREATISE ON CONSTITUTIONAL LAW: SUBSTANCE AND PROCEDURE § 15.12(a)(iii), at 971 (5th ed. 2012).

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The United States Supreme Court has suggested that the Federal Takings Clause may be implicated by a diverse range of government actions, including when the government (1) permanently appropriates or denies all economically productive use of property;70 (2) destroys property other than in response to emergency conditions;71 and (3) reduces, alters, or impairs the value of property so as to unduly interfere with reasonable investment-backed expectations.72 To decide whether a particular interference is “undue,” courts have considered the nature of the governmental action and weighed the public purpose served by the action against the degree to which it interferes with legitimate property interests and/or investment-backed expectations.73

The Supreme Court has identified two categories of regulatory action that constitute per se takings: (1) regulations that require a property owner to suffer a permanent physical invasion of property, and (2) regulations that deprive the owner of all economically beneficial use of the property.74 Beyond these two narrow categories, challenges to regulations that interfere with protected property interests are governed by the three-part test set forth in Penn Central Transportation Co. v. City of New York.75 Under that test, a regulation constitutes a taking if it denies a property owner “economically viable use” of that property, which is, in turn, determined by three factors: (1) the character of the governmental action; (2) the economic impact of the regulation on the claimant; and (3) the extent to which the regulation has interfered with distinct investment-backed expectations.76

The first Penn Central factor requires the Court to examine “the purpose and importance of the public interest underlying a regulatory imposition” with an “inquiry into the degree of harm created by the claimant’s prohibited activity, its social value and location, and the ease with which any harm stemming from it could be prevented.”77

[70]

See, e.g., Connolly, 475 U.S. at 225; Palazzolo v. Rhode Island, 533 U.S. 606, 617 (2001); Lucas v. S.C. Coastal Council, 505 U.S. 1003, 1027–28 (1992); United States v. Sec. Indus. Bank, 459 U.S. 70, 77 (1982).

[71]

The emergency exception to the just compensation requirement of the Federal Takings Clause often arises in cases involving the government’s activities during military hostilities. See, e.g., Nat’l Bd. of Young Men’s Christian Ass’ns v. United States, 395 U.S. 85 (1969); United States v. Cent. Eureka Mining Co., 357 U.S. 155 (1958). Of note, though, the exception is not limited to wartime activities. See Miller v. Schoene, 276 U.S. 272 (1928).

[72]	See Connolly, 475 U.S. at 224–25; Cent. Eureka Mining, 357 U.S. 155.
[73]	See, e.g., Keystone Bituminous Coal Ass’n v. DeBenedictis, 480 U.S. 470, 485 (1987).
[74]	Lingle v. Chevron U.S.A. Inc., 544 U.S. 528, 538 (2005).
[75]	438 U.S. 104 (1978).
[76]	Id. at 124.
[77]	Maritrans Inc. v. United States, 342 F.3d 1344, 1356 (Fed. Cir. 2003) (internal quotation marks omitted).

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The second Penn Central factor incorporates the principle enunciated by Justice Holmes many years ago: “Government hardly could go on if to some extent values incident to property could not be diminished without paying for every such change in the general law.”78 Thus, “not every destruction or injury to property by governmental action has been held to be a ‘taking’ in the constitutional sense.”79 Diminution in property value alone, for example, does not constitute a taking unless accompanied by serious economic harm.

The third and final Penn Central factor is “a way of limiting takings recovery to owners who could demonstrate that they bought their property in reliance on a state of affairs that did not include the challenged regulatory regime.”80 The burden under this factor of showing interference with reasonable, investment-backed expectations is a heavy one.81 Indeed, a reasonable, investment-backed expectation “must be more than a ‘unilateral expectation or an abstract need,’”82 and “legislation readjusting rights and burdens is not unlawful solely because it upsets otherwise settled expectations.”83 To sustain a claim under the Federal Takings Clause, the challenging party must show that it had a “reasonable expectation” at the time the contract was entered that the party “would proceed without possible hindrance” arising from changes in government policy.84

We are not aware of any case law that addresses the applicability of the Federal Takings Clause in the context of a purported exercise by a state of its police power to abrogate or impair contracts otherwise binding on the state. The outcome, thus, of any claim that interference by the State with the value of the Securitization Property without compensation is unconstitutional would likely depend on factors such as the State interest furthered by that interference and the extent of financial loss to the Bondholders caused by that interference. Also relevant to a court’s

[78]	Penn. Coal Co. v. Mahon, 260 U.S. 393, 413 (1922).
[79]	Armstrong v. United States, 364 U.S. 40, 48 (1960).
[80]	Loveladies Harbor, Inc. v. United States, 28 F.3d 1171, 1176 (Fed. Cir. 1994).
[81]	DeBenedictis, 480 U.S. at 493.
[82]	Monsanto, 467 U.S. at 1005–06 (quoting Webb’s Fabulous Pharmacies, 449 U.S. at 161).
[83]	Usery v. Turner Elkhorn Mining Co., 428 U.S. 1, 16 (1976).
[84]	Chang v. United States, 859 F.2d 893, 897 (Fed. Cir. 1988).

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inquiry would be the extent to which the Bondholders had a reasonable expectation that changes in government policy and regulation would not interfere with their investment. With respect to the last factor, we note that the Statute expressly provides for the creation of Securitization Property in connection with the issuance of the Bonds, and further provides that the Financing Order, once final, is irrevocable.85 Moreover, through the State Pledge, the State has “pledge[d], for the benefit and protection of the financing parties and the electric utility, that it will not take or permit any action that would impair the value of securitization property.”86 Given the foregoing, we believe that Bondholders very likely have reasonable investment-backed expectations in their investments in the Bonds.

Based on our analysis of relevant judicial authority, it is our opinion, as set forth above and subject to the qualifications, limitations, and assumptions in this letter, that under the Federal Takings Clause, a reviewing court of competent jurisdiction would hold that the State is required to pay just compensation to the Bondholders if the State’s repeal or amendment of the Statute or any other action by the State in contravention of the State Pledge constituted a Taking. As noted earlier, in determining whether there is an undue interference, a court would consider the nature of the governmental action and weigh the public purpose served by that action against the degree to which the action interferes with the legitimate property interests and distinct investment-backed expectations of the Bondholders. There can be no assurance, however, that any such award of just compensation would be sufficient to pay the full amount of principal and interest on the Bonds.

*    *     *    *    *    *    *

This opinion letter may not be relied on in any manner or for any purpose by any person other than the addressees listed on Schedule I hereto. Nor may you rely on this opinion letter for any purpose other than the transactions described herein. This opinion letter may not be quoted, published, communicated, or otherwise made available in whole or in part to any person (including, without limitation, any person who acquires a Bond or any interest therein from an Underwriter), other than the addressees listed on Schedule I hereto, without our specific prior written consent, except that each of the Underwriters may furnish copies of this letter (1) to any of its accountants or attorneys, (2) to comply with any subpoena, order, regulation, ruling, or request of any judicial, administrative, governmental, supervisory, or legislative body or

[85]

MICH. COMP. LAWS § 460.10i(4) (“A financing order is effective in accordance with its terms, and the financing order, together with the securitization charges authorized in the order, shall be irrevocable and not subject to reduction, impairment, or adjustment by further action of the commission, except as provided under [MICH. COMPL. LAWS § 460.10k(3)].”).

[86]	Id. § 460.10n(2).

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committee or any self-regulatory body (including any securities or commodities exchange or the Financial Industry Regulatory Authority, Inc.), (3) to any other person for the purpose of substantiating an Underwriter’s due diligence defense, and (4) as otherwise required by law. Provided, however, that none of the foregoing persons is entitled to rely hereon unless an addressee hereof. While a copy of this opinion letter may be posted by or at the direction of DTE or the Issuer to an internet website required under Rule 17g-5 promulgated under the Securities Exchange Act of 1934, as amended, and maintained in connection with the ratings on the Bonds solely for the purpose of compliance with such rule or undertakings pursuant thereto made by DTE or the Issuer, such permission to post a copy of this letter to such website shall not be construed to entitle any person, including any credit rating agency, who is not an addressee hereof to rely on this opinion letter.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement, and to all references to our firm included in or made a part of the Registration Statement. In giving the foregoing consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the related rules and regulations of the Commission.

This opinion letter is being issued as of the date hereof, and we assume no obligation to update or supplement this opinion letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the matters discussed herein, including any changes in applicable law which may hereafter occur.

Very truly yours,

03453/13952/09010

Schedule I